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                              THE HAIN FOOD GROUP
                         50 CHARLES LINDBERGH BOULEVARD
                           UNIONDALE, NEW YORK 11553

For Further Information
Please Contact:
Jack Kaufman, Chief Financial           Roger Spencer/Philip Thomas
  Officer                               The P.L. Thomas Group
Hain Food Group                         312/906-8060
516/237-6200

FOR IMMEDIATE RELEASE

                      THE HAIN FOOD GROUP, INC. COMPLETES
                     THE WESTBRAE NATURAL, INC. ACQUISITION

          UNIONDALE, NY, October 15, 1997 -- The Hain Food Group, Inc. (Nasdaq:
NOSH) announced today that it had successfully completed its $3.625 per share cash tender offer to acquire all of the outstanding shares of Westbrae Natural, Inc. (Nasdaq: WNAT). At the expiration of the tender offer on October 14, 1997, 5,731,904 shares of Westbrae stock including notices of guaranteed delivery, were tendered and not withdrawn in the offer. Consequently, Hain owns over 96% of the total outstanding common stock of Westbrae. Accordingly, Hain will be able to acquire the remaining shares outstanding at $3.625 per share by merging a wholly-owned subsidiary into Westbrae without a meeting or vote of Westbrae stockholders in a so-called "short-form" merger. Hain expects to complete the merger today.

Irwin D. Simon, president and chief executive officer of Hain said, "We are extremely pleased with the successful consummation of the acquisition which adds a very important natural and organic food company to our specialty food product lines and makes Hain the leading natural foods Company. Westbrae's brands include Westbrae Natural, Westsoy, Little Bear and Bearitos, encompassing approximately 300 food items such as non-dairy beverages, chips, snacks, beans and soups. Westbrae products are sold nationally and they have enjoyed strong growth in sales and operating results in recent years."

Mr. Simon added, "In view of Westbrae's recent operating results, and anticipated costs savings that may result from integration of the combined Hain and Westbrae natural food business, we expect the acquisition of Westbrae would be immedi-

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ately accretive to Hain's earnings. In addition, Andrew Jacobson of Westbrae has joined the Hain organization as a senior executive and will have a major role in the management of Hain's entire natural food business."

Certain of the statements in this press release are forward-looking in nature and, accordingly, are subject to risks and uncertainties. The actual results may differ from those described or contemplated.

The Hain Food Group, headquartered in Uniondale, NY, is a specialty food company which has a product line comprised of the following key brands: Hain Pure Foods(R) (an all-natural food brand including rice cakes and other snack foods); Westbrae(R), Westsoy(R), Little Bear(R) and Bearitos(R) (natural non-dairy beverages, snacks, and other natural foods); Estee(R) (sugar-free and fructose-sweetened products); Hollywood(R) (safflower, canola, and peanut oils, mayonnaise and margarine); Kineret(R) (kosher foods); Featherweight(R) (low-sodium foods); Farm Foods(R) (frozen vegetarian products); Boston Popcorn(R) (snack foods); Weight Watchers(R) (dry and refrigerated weight control products); and Alba Foods(R) (dry milk mixes and shakes).

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